
February 8, 2024

Curtis Allen
Chief Financial Officer
Phoenix Capital Group Holdings, LLC
18575 Jamboree Road
Suite 830
Irvine, CA 92612

> **Re: Phoenix Capital Group Holdings, LLC**
> **Post Qualification Amendment No. 9 to Offering Statement on Form 1-A**
> **Filed January 19, 2024**
> **File No. 024-11723**

Dear Curtis Allen:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

Post Qualification Amendment No. 9 to Offering Statement on Form 1-A

We incur increased costs as a result of ongoing reporting requirements, page 19

1. We note your response to prior comment 6 which appears to address possible risks related to the failure to disclose a new agreement in the future. Please revise your risk factor to address the non-disclosure of the Adamantium agreement prior to qualification on September 29, 2023.

Exhibits

2. We note your response to prior comment 5, and we re-issue in part. We note that on page F-9 you disclose that in 2023, 60% of the Company's revenues were concentrated within four operators and concentrations in accounts receivable of 22%, 16%, 11% and 11% existed within four operators. Please file the agreements relating to these four operators.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios at 202-551-8770 or Daniel Morris at 202-551-3314 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Ross McAloon, Esq.